Exhibit 99.2

Navios Maritime Partners L.P. Reports Financial Results for the Fourth Quarter and

Year Ended December 31, 2012

114.4% Increase in Quarterly Net Income to $40.1 Million

73.2% Increase in Quarterly Operating Surplus to $54.2 Million

58.8% Increase in Quarterly EBITDA to $61.3 Million

Cash Distribution $0.4425 per Unit for Q4 2012

PIRAEUS, GREECE—(Marketwire—January 23, 2013)—Navios Maritime Partners L.P. (“Navios Partners”) (NYSE: NMM), an owner and operator of dry cargo vessels, today reported its financial results for the fourth quarter and year ended December 31, 2012.

Ms. Angeliki Frangou, Chairman and Chief Executive Officer of Navios Partners, stated: “I am pleased with the fourth quarter results of 2012. Net income increased by 114% and EBITDA by almost 59%. We recently announced a quarterly distribution of $0.4425 per unit, providing an annual distribution of $1.77 and a current yield of about 12%.”

Ms. Frangou continued: “2012 was another difficult year in shipping, as the industry was buffeted by macro headwinds and global uncertainty. As a result, the Baltic Dry Index recorded a 20-year low. However, 2013 began with a number of favorable resolutions globally, including the ECB’s strength of action, the US legislative action, a proactive Japanese administration and the new, pro-growth, Chinese regime. Looking forward, there is a new optimism building, which should lend support to a recovery in the shipping industry. Navios Partners is uniquely positioned to take advantage of this recovery.”

RECENT DEVELOPMENTS

Cash Distribution

The Board of Directors of Navios Partners declared a cash distribution for the fourth quarter of 2012 of $0.4425 per unit. The cash distribution is payable on February 14, 2013 to unitholders of record on February 8, 2013.

Loan Prepayment

In December 2012, Navios Partners used $24.6 million from the lump sum cash payment, received from the credit default insurer, to repay debt of $10.8 million due in 2013, $4.9 million due in 2014 and $8.9 million due in 2015 and beyond. This had an effect of reducing the cash breakeven for 2013 by $1,409 per day.

Credit Default Insurance

In November 2012, Navios Partners agreed to restructure its credit default insurance.

In connection with this restructuring, Navios Partners received:

•

$24.6 million lump sum cash payment of which $9.8 million was attributable to defaulted charters. The remaining $14.8 million was not attributable to any charter and represented excess cash compensation;

•	$175.9 million of revenue covered under the restructured credit default insurance policy for a maximum cash payment of $120.0 million; and

•	$76.7 million revenue covered under its sponsor, Navios Maritime Holdings Inc. (“Navios Holdings”), supplemental credit default insurance with a maximum cash payment of $20 million.

Long-Term and Insured Cash Flow

Navios Partners has entered into medium to long-term time charter-out agreements for its vessels with a remaining average term of 3.1 years, providing a stable base of revenue and distributable cash flow. Navios Partners has currently contracted out 87.6% of its available days for 2013, 48.3% for 2014 and 40.3% for 2015, generating revenues of approximately $173.9 million, $113.8 million and $97.1 million, respectively. The average contractual daily charter-out rate for the fleet is $25,897, $30,766 and $31,452 for 2013, 2014 and 2015, respectively. The average daily charter-in rate for the active long-term charter-in vessels is $13,513 for 2013.

FINANCIAL HIGHLIGHTS

For the following results and the selected financial data presented herein, Navios Partners has compiled consolidated statements of income for the three months and the years ended December 31, 2012 and 2011. The quarterly 2012 and 2011 information was derived from the unaudited condensed consolidated financial statements for the respective periods. EBITDA and Operating Surplus are non-GAAP financial measures and should not be used in isolation or substitution for Navios Partners’ results.

(in $‘000 except per unit data)	Three Month Period Ended December 31, 2012 (unaudited)		Three Month Period Ended December 31, 2011 (unaudited)	Year Ended December 31, 2012 (unaudited)		Year Ended December 31, 2011 (unaudited)
Revenue	$52,786		$50,464	$205,435		$186,953
Net income	$40,137	*	$18,661	$95,898	*	$65,335
EBITDA	$61,251	*	$38,588	$177,443	*	$137,790
Earnings per Common unit (basic and diluted)	$0.65	*	$0.35	$1.61	*	$1.33
Operating Surplus	$54,150		$31,332	$148,879		$115,870
Maintenance and Replacement Capital expenditures	$(4,942)		$(4,828)	$(18,869)		$(18,569)

*	Positively affected by $22.5 million accounting effect from the restructuring of credit default insurance.

Three month periods ended December 31, 2012 and 2011

Time charter revenues for the three month period ended December 31, 2012 increased by $2.3 million or 4.6% to $52.8 million, as compared to $50.5 million for the same period in 2011. The increase was mainly attributable to the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of these vessel acquisitions, available days of the fleet increased to 1,914 days for the three month period ended December 31, 2012, as compared to 1,647 days for the three month period ended December 31, 2011. The time charter equivalent (“TCE”) decreased to $27,297 for the three month period ended December 31, 2012, from $30,646 for the three month period ended December 31, 2011.

EBITDA increased by $22.7 million to $61.3 million for the three month period ended December 31, 2012, as compared to $38.6 million for the same period of 2011. The increase in EBITDA was mainly due to: (i) a $2.3 million increase in revenue following the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012; (ii) a $0.8 million decrease in time charter expenses; and (iii) a $22.0 million increase in other income from the credit default insurance settlement. The above increase was partially offset by a $2.0 million increase in management fees, a $0.3 million increase in general and administrative expenses and a $0.1 million increase in other expenses.

The reserve for estimated maintenance and replacement capital expenditures for the three month periods ended December 31, 2012 and 2011 was $4.9 million and $4.8 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the three month period ended December 31, 2012 of $54.2 million, as compared to $31.3 million for the three month period ended December 31, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the three months ended December 31, 2012 amounted to $40.1 million compared to $18.7 million for the three months ended December 31, 2011. The increase in net income of $21.4 million was due to a $22.7 million increase in EBITDA and a $0.3 million decrease in interest expense and finance cost, net. The increase was partially offset by a $1.5 million increase in depreciation and amortization expense due to the acquisition of the Navios Buena Ventura, and the favorable lease terms recognized in relation to this acquisition, as well as the acquisitions of the Navios Soleil and the Navios Helios.

Years ended December 31, 2012 and 2011

Time charter revenues for the year ended December 31, 2012 increased by $18.4 million or 9.8% to $205.4 million, as compared to $187.0 million for the same period in 2011. The increase was mainly attributable to the acquisitions of the Navios Luz and the Navios Orbiter on May 19, 2011, the acquisition of the Navios Buena Ventura on June 15, 2012, the acquisition of the Navios Soleil on July 24, 2012 and the acquisition of the Navios Helios on July 27, 2012. As a result of these vessel acquisitions, available days of the fleet increased to 7,002 days for the year ended December 31, 2012, as compared to 6,251 days the year ended December 31, 2011. TCE decreased to $28,907 for the year ended December 31, 2012, from $29,909 for the year ended December 31, 2011.

EBITDA increased by $39.6 million to $177.4 million for the year ended December 31, 2012, as compared to $137.8 million for the same period of 2011. The increase in EBITDA was mainly due to: (i) a $18.4 million increase in revenue following the acquisitions of the five vessels at various times through July 2012 the Navios Luz, the Navios Orbiter, the Navios Buena Ventura, the Navios Soleil and the Navios Helios; (ii) a $4.0 million non-cash charge for the write-off of intangible assets associated with the Navios Apollon charter-out contract incurred in the year ended December 31, 2011; (iii) a $0.6 million decrease in time charter expenses; (iv) a $22.3 million increase in other income mainly from the credit default insurance settlement; and (v) a $0.3 million decrease in other expense. The above increase was partially offset by a $5.4 million increase in management fees and a $0.6 million increase in general and administrative expenses.

The reserve for estimated maintenance and replacement capital expenditures for the year ended December 31, 2012 and 2011 was $18.9 million and $18.6 million, respectively (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Navios Partners generated an Operating Surplus for the year ended December 31, 2012 of $148.9 million, as compared to $115.9 million for the year ended December 31, 2011. Operating Surplus is a non-GAAP financial measure used by certain investors to assist in evaluating a partnership’s ability to make quarterly cash distributions (please see Reconciliation of Non-GAAP Financial Measures in Exhibit 3).

Net income for the year ended December 31, 2012 amounted to $95.9 million compared to $65.3 million for the year ended December 31, 2011. The increase in net income of $30.6 million was due to a $39.6 million increase in EBITDA partially offset by: (i) a $7.6 million increase in depreciation and amortization expense due to the acquisitions of the Navios Orbiter, the Navios Luz, the Buena Ventura and the favorable lease terms recognized in relation to these acquisitions and the acquisitions of the Navios Soleil and the Navios Helios; (ii) a $0.9 million increase in interest expense and finance cost, net; and (iii) a $0.5 million decrease in interest income.

Fleet Employment Profile

The following table reflects certain key indicators of Navios Partners’ core fleet performance for the three months and the year ended December 31, 2012 and 2011.

	Three Month Period Ended December 31, 2012 (unaudited)	Three Month Period Ended December 31, 2011 (unaudited)	Year Ended December 31, 2012 (unaudited)	Year Ended December 31, 2011 (unaudited)
Available Days (1)	1,914	1,647	7,002	6,251
Operating Days (2)	1,912	1,633	6,984	5,950
Fleet Utilization (3)	99.9%	99.2%	99.8%	95.2%
Time Charter Equivalent (per day) (4)	$27,297	$30,646	$28,907	$29,909
Vessels operating at period end	21	18	21	18

(1)	Available days for the fleet represent total calendar days the vessels were in our possession for the relevant period after subtracting off-hire days associated with scheduled repairs, drydockings or special surveys. The shipping industry uses available days to measure the number of days in a relevant period during which a vessel is capable of generating revenues.
(2)	Operating days is the number of available days in the relevant period less the aggregate number of days that the vessels are off-hire due to any reason, including unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a relevant period during which vessels actually generate revenues.
(3)	Fleet utilization is the percentage of time that our vessels were available for revenue generating available days, and is determined by dividing the number of operating days during a relevant period by the number of available days during that period. The shipping industry uses fleet utilization to measure efficiency in finding employment for vessels and minimizing the amount of days that its vessels are off-hire for reasons other than scheduled repairs, drydockings or special surveys.
(4)	Time Charters Equivalents (“TCE”) rates are defined as voyage and time charter revenues less voyage expenses during a period divided by the number of available days during the period. The TCE rate is a standard shipping industry performance measure used primarily to present the actual daily earnings generated by vessels on various types of charter contracts for the number of available days of the fleet.

Conference Call details:

Navios Partners’ management will host a conference call today, Thursday, January 24, 2013 to discuss the results for the fourth quarter and year ended December 31, 2012.

Conference Call details:

Call Date/Time: Thursday, January 24, 2013 at 08:30 am ET

Call Title: Navios Partners Q4 & FY 2012 Financial Results Conference Call

US Dial In: +1.866.394.0817

International Dial In: +1.706.679.9759

Conference ID: 8954 0899

The conference call replay will be available two hours after the live call and remain available for one week at the following numbers:

US Replay Dial In: +1.800.585.8367

International Replay Dial In: +1.404.537.3406

Conference ID: 8954 0899

Slides and audio webcast:

There will also be a live webcast of the conference call, through the Navios Partners website (www.navios-mlp.com) under “Investors.” Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

A supplemental slide presentation will be available on the Navios Partners’ website under the “Investors” section by 8:00 am ET on the day of the call.

About Navios Maritime Partners L.P.

Navios Partners (NYSE: NMM) is a publicly traded master limited partnership which owns and operates dry cargo vessels. For more information, please visit our website at www.navios-mlp.com

Forward-Looking Statements

This press release contains forward-looking statements (as defined in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended) concerning future events and Navios Partners’ growth strategy and measures to implement such strategy; including expected vessel acquisitions and entering into further time charters. Words such as “may”, “expects”, “intends”, “plans”, “believes”, “anticipates”, “hopes”, “estimates”, and variations of such words and similar expressions are intended to identify forward-looking statements. Such statements include comments regarding expected revenue and time charters. Although the Navios Partners believes that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond the control of Navios Partners. Actual results may differ materially from those expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially include, but are not limited to, changes in the demand for drybulk vessels; competitive factors in the market in which Navios Partners operates; risks associated with operations outside the United States; and other factors listed from time to time in the Navios Partners’ filings with the Securities and Exchange Commission. Navios Partners expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in Navios Partners’ expectations with respect thereto or any change in events, conditions or circumstances on which any statement is based.

EXHIBIT 1

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED BALANCE SHEET

(Expressed in thousands of U.S. Dollars except unit data)

	December 31, 2012	December 31, 2011
	(unaudited)
ASSETS
Current assets
Cash and cash equivalents	$32,132	$48,078
Restricted cash	29,529	8,468
Accounts receivable, net	7,778	4,835
Prepaid expenses and other current assets	594	2,177

Total current assets	70,033	63,558

Vessels, net	721,391	667,213
Deferred financing costs, net	2,767	2,466
Other long term assets	282	106
Intangible assets	160,479	176,581

Total non-current assets	884,919	846,366

Total assets	$954,952	$909,924

LIABILITIES AND PARTNERS’ CAPITAL
Current liabilities
Accounts payable	$2,090	$2,022
Accrued expenses	3,599	2,986
Deferred voyage revenue	9,112	10,920
Current portion of long-term debt	23,727	36,700
Amounts due to related parties	21,748	4,077

Total current liabilities	60,276	56,705

Long-term debt	275,982	289,350
Deferred voyage revenue	—	4,230

Total non-current liabilities	275,982	293,580

Total liabilities	336,258	350,285

Commitments and contingencies	—	—
Partners’ capital:
Common Unitholders (60,109,163 and 46,887,320 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	612,222	729,550
Subordinated Unitholders (0 and 7,621,843 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	—	(177,969)
General Partner (1,226,721 and 1,132,843 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	6,472	1,976
Subordinated Series A Unitholders (0 and 1,000,000 units issued and outstanding at December 31, 2012 and December 31, 2011, respectively)	—	6,082

Total partners’ capital	618,694	559,639

Total liabilities and partners’ capital	$954,952	$909,924

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

(Expressed in thousands of U.S. Dollars except unit and per unit amounts)

	Three Month Period Ended December 31, 2012 ($‘000)	Three Month Period Ended December 31, 2011 ($‘000)	Year Ended December 31, 2012 ($‘000)	Year Ended December 31, 2011 ($‘000)
	(unaudited)	(unaudited)	(unaudited)
Time charter revenues	$52,786	$50,464	$205,435	$186,953
Time charter expenses	(3,027)	(3,801)	(12,937)	(13,473)
Direct vessel expenses	—	(13)	(25)	(61)
Management fees	(8,680)	(6,736)	(31,689)	(26,343)
General and administrative expenses	(1,681)	(1,387)	(5,555)	(4,965)
Depreciation and amortization	(18,648)	(17,150)	(71,622)	(63,971)
Write-off of intangible asset	—	—	—	(3,979)
Interest expense and finance cost, net	(2,516)	(2,830)	(10,127)	(9,244)
Interest income	50	66	229	821
Other income	22,196	235	22,598	272
Other expense	(343)	(187)	(409)	(675)

Net income	$40,137	$18,661	$95,898	$65,335

Earnings per unit:

	Three Month Period Ended December 31, 2012 (unaudited)	Three Month Period Ended December 31, 2011 (unaudited)	Year Ended December 31, 2012 (unaudited)	Year Ended December 31, 2011
Net income	$40,137	$18,661	$95,898	$65,335
Earnings attributable to:
Common unit holders	38,920	16,411	93,566	60,506
Subordinated unit holders	—	1,877	—	3,522
General partner unit holders	1,217	373	2,332	1,307
Subordinated Series A unit holders	—	—	—	—
Weighted average units outstanding (basic and diluted)
Common unit holders	60,109,163	46,887,320	58,008,617	45,409,807
Subordinated unit holders	—	7,621,843	—	7,621,843
General partner unit holders	1,226,721	1,132,843	1,193,889	1,102,689
Subordinated Series A unit holders	—	1,000,000	—	1,000,000
Earnings per unit-overall (basic and diluted):
Common unit holders	$0.65	$0.35	$1.61	$1.33
Subordinated unit holders	$—	$0.25	$—	$0.46
General partner unit holders	$0.99	$0.33	$1.95	$1.19

NAVIOS MARITIME PARTNERS L.P.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(Expressed in thousands of U.S. Dollars)

	Year Ended December 31,	Year Ended December 31,	Year Ended December 31,
	2012	2011	2010
	(unaudited)
OPERATING ACTIVITIES
Net income	$95,898	$65,335	$60,511

Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	71,622	63,971	41,174
Write-off of intangible asset	—	3,979	—
Amortization and write-off of deferred financing cost	787	530	415
Amortization of deferred dry dock costs	25	61	92

Changes in operating assets and liabilities:
Increase in restricted cash	(3)	(2)	(2)
Increase in accounts receivable	(2,943)	(3,899)	(334)
Decrease/ (increase) in prepaid expenses and other current assets	1,583	396	(1,797)
(Increase) /decrease in other long term assets	(202)	75	(154)
Increase in accounts payable	68	946	558
Increase in accrued expenses	613	1,045	97
Decrease in deferred voyage revenue	(6,038)	(6,417)	(5,211)
Increase in amounts due to related parties	17,671	1,444	669

Net cash provided by operating activities	179,081	127,464	96,018

INVESTING ACTIVITIES:
Acquisition of vessels	(88,505)	(76,220)	(291,591)
Acquisition of intangibles	(21,193)	(43,780)	(156,166)

Net cash used in investing activities	(109,698)	(120,000)	(447,757)

FINANCING ACTIVITIES:
Cash distributions paid	(106,878)	(95,499)	(72,316)
Net proceeds from issuance of general partner units	1,472	2,052	6,150
Proceeds from issuance of common units, net of offering costs	68,563	86,288	253,871
Proceeds from long term debt	44,000	35,000	139,000
(Increase) /decrease in restricted cash	(21,058)	(7,642)	12,500
Repayment of long-term debt and payment of principal	(70,340)	(30,450)	(12,500)
Debt issuance costs	(1,088)	(413)	(1,566)

Net cash (used in) /provided by financing activities	(85,329)	(10,664)	325,139

Decrease in cash and cash equivalents	(15,946)	(3,200)	(26,600)

Cash and cash equivalents, beginning of period	48,078	51,278	77,878

Cash and cash equivalents, end of period	$32,132	$48,078	$51,278

EXHIBIT 2

				Charter	Charter-
			Capacity	Expiration	Out Rate
Owned Vessels	Type	Built	(DWT)	Date	(1)
Navios Apollon	Ultra-Handymax	2000	52,073	February 2013	$12,500	(2)
				February 2014	$13,500	(2)
Navios Soleil	Ultra-Handymax	2009	57,337	December 2013	$8,906
Navios Gemini S	Panamax	1994	68,636	February 2014	$24,225
Navios Libra II	Panamax	1995	70,136	September 2015	$12,000	(2)
Navios Felicity	Panamax	1997	73,867	June 2013	$26,169
Navios Galaxy I	Panamax	2001	74,195	February 2018	$21,937
Navios Helios	Panamax	2005	77,075	September 2013	$9,738
Navios Hyperion	Panamax	2004	75,707	April 2014	$37,953
Navios Alegria	Panamax	2004	76,466	February 2014	$16,984	(3)
Navios Orbiter	Panamax	2004	76,602	April 2014	$38,052
Navios Hope	Panamax	2005	75,397	August 2013	$17,562
Navios Sagittarius	Panamax	2006	75,756	November 2018	$26,125
Navios Fantastiks	Capesize	2005	180,265	March 2014	$14,678	(4)
Navios Aurora II	Capesize	2009	169,031	November 2019	$41,325
Navios Pollux	Capesize	2009	180,727	July 2019	$42,250
Navios Fulvia	Capesize	2010	179,263	September 2015	$50,588
Navios Melodia (5)	Capesize	2010	179,132	September 2022	$29,356	(6)
Navios Luz	Capesize	2010	179,144	November 2020	$29,356	(7)
Navios Buena Ventura	Capesize	2010	179,259	October 2020	$29,356	(7)

Long-term Chartered-in Vessels

Navios Prosperity (8)	Panamax	2007	82,535	June 2013	$12,000	(10)
Navios Aldebaran (9)	Panamax	2008	76,500	March 2013	$28,391

(1)	Net time charter-out rate per day (net of commissions).These rates do not include insurance proceeds received upfront in December 2012.
(2)	Profit sharing 50% on the actual results above the period rates.
(3)	Profit sharing 50% above $16,984/ day based on Baltic Exchange Panamax TC Average.
(4)	Amount represents daily rate of mitigation proceeds following the default of the original charterer.

(5)	In January 2011, Korea Line Corporation (“KLC”) filed for receivership. The charter was affirmed and will be performed by KLC on its original terms, provided that during an interim suspension period the sub- charterer pays Navios Partners directly.
(6)	Profit sharing 50% above $37,500/ day based on Baltic Exchange Capesize TC Average.
(7)	Profit sharing 50% above $38,500/ day based on Baltic Exchange Capesize TC Average.
(8)	The Navios Prosperity is chartered-in for seven years until June 2014 and we have options to extend for two one-year periods. We have the option to purchase the vessel after June 2012 at a purchase price that is initially 3.8 billion Yen declining each year by 145 million Yen.
(9)	The Navios Aldebaran is chartered-in for seven years until March 2015 and we have options to extend for two one-year periods. We have the option to purchase the vessel after March 2013 at a purchase price that is initially 3.6 billion Yen declining each year by 150 million Yen.
(10)	Profit sharing: The owners will receive 100% of the first $1,500 in profits above the base rate and thereafter all profits will be split 50% to each party.

EXHIBIT 3

Disclosure of Non-GAAP Financial Measures

1. EBITDA and Adjusted EBITDA

EBITDA represents net income plus interest and finance costs plus depreciation and amortization and income taxes.

Adjusted EBITDA represents EBITDA plus the non-cash charge for the write-off of the intangible asset associated with the Navios Apollon charter-out contract.

EBITDA and Adjusted EBITDA are presented because Navios Partners believes that EBITDA is a basis upon which liquidity can be assessed and present useful information to investors regarding Navios Partners’ ability to service and/or incur indebtedness, pay capital expenditures, meet working capital requirements and pay dividends. EBITDA and Adjusted EBITDA are “non-GAAP financial measures” and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

While EBITDA and Adjusted EBITDA are frequently used as a measure of operating results and the ability to meet debt service requirements, the definition of EBITDA and Adjusted EBITDA used here may not be comparable to that used by other companies due to differences in methods of calculation.

2. Operating Surplus

Operating Surplus represents net income adjusted for depreciation and amortization expense, non-cash interest expense and estimated maintenance and replacement capital expenditures. Maintenance and replacement capital expenditures are those capital expenditures required to maintain over the long term the operating capacity of, or the revenue generated by, Navios Partners’ capital assets.

Operating Surplus is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Operating Surplus is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

3. Available Cash

Available Cash generally means for each fiscal quarter, all cash on hand at the end of the quarter:

•	less the amount of cash reserves established by the Board of Directors to:

o	provide for the proper conduct of Navios Partners’ business (including reserve for maintenance and replacement capital expenditures);

o	comply with applicable law, any of Navios Partners’ debt instruments, or other agreements; or

o	provide funds for distributions to the unitholders and to the general partner for any one or more of the next four quarters;

•	plus all cash on hand on the date of determination of available cash for the quarter resulting from working capital borrowings made after the end of the quarter. Working capital borrowings are generally borrowings that are made under any revolving credit or similar agreement used solely for working capital purposes or to pay distributions to partners.

Available Cash is a quantitative measure used in the publicly-traded partnership investment community to assist in evaluating a partnership’s ability to make quarterly cash distributions. Available cash is not required by accounting principles generally accepted in the United States and should not be considered a substitute for net income, cash flow from operating activities and other operations or cash flow statement data prepared in accordance with accounting principles generally accepted in the United States or as a measure of profitability or liquidity.

4. Reconciliation of Non-GAAP Financial Measures

	Three Month Period ended December 31, 2012 ($‘000) (unaudited)	Three Month Period ended December 31, 2011 ($‘000) (unaudited)	Year Ended December 31, 2012 ($‘000) (unaudited)	Year Ended December 31, 2011 ($‘000) (unaudited)
Net Cash from Operating Activities	$63,624	$31,331	$179,081	$127,464
Net (decrease) /increase in operating assets	(623)	(1,005)	1,565	3,430
Net (increase) /decrease in operating liabilities	(3,849)	5,634	(12,314)	2,982
Net interest cost	2,466	2,764	9,898	8,423
Write-off of intangible asset	—	—	—	(3,979)
Deferred finance charges	(367)	(136)	(787)	(530)

EBITDA(1)	$61,251	$38,588	$177,443	$137,790
Write-off of intangible asset	—	—	—	3,979

Adjusted EBITDA	$61,251	$38,588	$177,443	$141,769
Cash interest income	66	107	262	801
Cash interest paid	(2,225)	(2,535)	(9,957)	(8,131)
Maintenance and replacement capital expenditures	(4,942)	(4,828)	(18,869)	(18,569)

Operating Surplus	$54,150	$31,332	$148,879	$115,870
Cash distribution paid relating to the first three quarters of the year	—	—	(82,050)	(73,597)
Cash reserves	(26,587)	(6,503)	(39,266)	(17,444)

Available cash for distribution	$27,563	$24,829	$27,563	$24,829

(1)

	Three Month Period ended December 31, 2012 ($ ‘000) (unaudited)	Three Month Period ended December 31, 2011 ($ ‘000) (unaudited)	Year Ended December 31, 2012 ($ ‘000) (unaudited)	Year Ended December 31, 2011 ($ ‘000)
Net cash provided by operating activities	$63,624	$31,331	$179,081	$127,464
Net cash used in investing activities	$—	$—	(109,698)	$(120,000)
Net cash used in financing activities	$(55,157)	$(32,754)	(85,329)	$(10,664)

Contact Information

•	Contacts

Navios Maritime Partners L.P.
+1 (212) 906 8645
Investors@navios-mlp.com

Nicolas Bornozis
Capital Link, Inc.
naviospartners@capitallink.com